Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PROSPECT MEDICAL HOLDINGS, INC.

Prospect Medical Holdings, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware, hereby certifies that:

I.              The name of the corporation is Prospect Medical Holdings, Inc.  The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 12, 1993.  The name of the corporation in the original Certificate of Incorporation was Med-Search, Inc.  The original Certificate of Incorporation, as amended, was subsequently amended and restated in its entirety by that Amended and Restated Certificate of Incorporation of Prospect Medical Holdings, Inc. filed with the Secretary of State on May 14, 1999, which was subsequently amended by that Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State on January 21, 2000 (as amended, the Amended and Restated Certificate”).

II.            Article FOURTH of the Amended and Restated Certificate is amended to read in its entirety as follows:

FOURTH:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is forty-five million (45,000,000), consisting of:

Forty million (40,000,000) shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”):

Five million (5,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”).

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereon.  The Board of Directors is further authorized to increase or decrease the number of authorized shares of Preferred Stock of any series (but not below the number of shares thereof then outstanding) without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

III.           The foregoing amendments of the Amended and Restated Certificate have been duly approved by the Board of Directors of the Corporation acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.

IV.           The foregoing amendments of the Amended and Restated Certificate have been duly approved by stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law and any notice required to be given thereunder has been given.

Signed and attested to on January 15, 2004.

PROSPECT MEDICAL HOLDINGS, INC.

	By:	/s/ Jacob Y. Terner
Jacob Y. Terner
Chief Executive Officer

ATTEST:

/s/ R. Stewart Kahn
R. Stewart Kahn, Secretary